May 23, 2007

BY EDGAR AND HAND

Mary Fraser, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 6010
100 F Street N.E.
Washington D.C. 20549

Re:	Greenlight Capital Re, Ltd. Amendment No. 6 to Form S-1 Registration Statement File No. 333-139993

Dear Ms. Fraser:

This letter is being submitted by Greenlight Capital Re, Ltd. (the ‘‘Company’’) to the Staff of the Division of Corporate Finance of the United States Securities and Exchange Commission (the ‘‘Commission’’), with respect to the above-referenced registration statement (the ‘‘Registration Statement’’). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

We are amending the Registration Statement to update the calculation of the registration fee table and to reflect the following changes:

•	portfolio composition information, and

•	minor changes to the footnotes to the principal shareholders table.

*    *    *    *    *

For your convenience, we have provided you supplementally with (i) four copies of Amendment No. 6 to the Registration Statement; and (ii) four blacklined copies of Amendment No. 6 to the Registration Statement reflecting the changes made to the previous filing of the Registration Statement.

We respectfully request the Commission grant the Company’s request for effectiveness on May 23, 2007 at 2:00 p.m. Washington D.C. time or as soon thereafter as practicable.

Thank you for your consideration. Please contact me at (212) 872-1095 if you have any comments or questions.

Sincerely,
Kerry E. Berchem

Cc:	Leonard Goldberg Bruce Mendelsohn